A.G.P. / Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

April 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-286529

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P / Alliance Global Partners as sole Placement Agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, April 16, 2025 or as soon thereafter as practicable.

Very truly yours,

A.G.P / Alliance Global Partners

By:       /s/ Thomas J. Higgins

Name:  Thomas J. Higgins

Title:    Managing Director